Exhibit 21
MATERIAL SUBSIDIARIES OF THE COMPANY

Jurisdiction of
Name of Subsidiary	Incorporation
Evansville Courier Company, Inc., approximately 94%–owned	Indiana
Memphis Publishing Company, approximately 96%–owned	Delaware
Scripps Media, Inc.	Delaware